FOR IMMEDIATE RELEASE
Alamos Gold Inc.

130 Adelaide Street West, Suite 2200
Toronto, Ontario M5H 3P5
Telephone: (416) 368-9932 or 1 (866) 788-8801

All amounts are in United States dollars, unless otherwise stated.

Alamos Announces Discovery of New Zones of Mineralization
at Cerro Pelon and La Yaqui

Toronto, Ontario (September 21, 2015) - Alamos Gold Inc. (TSX: AGI; NYSE:AGI) (“Alamos” or the “Company”) today reported results from the ongoing exploration program at the Cerro Pelon and La Yaqui satellite deposits at its Mulatos mine.

Highlights

▪	Cerro Pelon: Multiple high grade intercepts encountered in new zone of mineralization approximately 100 metres (“m”) north of the existing mineral reserve, including:

◦	14.47 g/t Au over 50.30m (15PEL012)

◦	9.65 g/t Au over 34.60m (15PEL020)

◦	2.46 g/t Au over 94.20m (15PEL010)

◦	Further potential exists over an additional 900m strike length

▪	La Yaqui: Step-out drilling has encountered a new zone of mineralization 500m northeast and along strike from the existing in-pit mineral reserve. Results include:

◦	1.36 g/t Au over 117.40m (15YAQ058)

◦	1.34 g/t Au over 64.00m (15YAQ061)

◦	Ore-grade intercepts have also been encountered another 750m along strike to the northwest (total 1.25 kilometres (“km”) from in-pit mineralization), results include:

◦	5.68 g/t Au over 15.20m (15YAQ064), approximately 350m along strike from hole 15YAQ058 and 850m from in-pit mineralization

◦	2.03 g/t Au over 32.00m (15YAQ068) approximately 750m from 15YAQ058 and 1.25km from in-pit mineralization

“We are very pleased with the early results from our exploration programs at Cerro Pelon and La Yaqui with step-out drilling indicating the potential to expand the mineral reserve and resource base at both deposits. These satellite deposits are expected to provide our lowest cost production at Mulatos and are a significant source of near term production growth. These remain our highest priority exploration targets at Mulatos. Following up on the strong results to date, we are adding additional rigs to target these new zones of mineralization through the end of this year,” said John A. McCluskey, President and Chief Executive Officer.

Cerro Pelon

A first phase of infill and exploration drilling (approximately 16,500m in 81 holes) commenced at Cerro Pelon in April 2015 and has led to the definition of a new zone of mineralization (see Figures 1 and 2). This zone sits approximately 100m to the north of reserve mineralization and outside previously designed pit limits. Excellent drill results were obtained with several intercepts averaging well above the current mineral reserve grade.

Highlight intercepts include:

•	2.37 g/t Au over 45.70m (15PEL007)

•	3.83 g/t Au over 13.10m (15PEL008)

•	2.46 g/t Au over 94.20m and 2.21 g/t Au over 22.60m (15PEL010)

•	14.47 g/t Au over 50.30m (15PEL012)

•	9.65 g/t Au over 34.60m (15PEL020)

•	4.07 g/t Au over 15.20m and 2.24 g/t Au over 18.30m (15PEL031)

•	4.78 g/t Au over 41.10m (15PEL049)

•	3.94 g/t Au over 35.10m (15PEL050)

•	4.26 g/t Au over 18.30m (15PEL058)

Further highlights from recent drilling completed at Cerro Pelon are presented in Table 1 at the end of this release.

In addition to drilling, significant mapping and sampling has been conducted over a large area around the reserve mineralization. Combined results from all programs indicate that gold mineralization at Cerro Pelon is hosted in a number of discrete zones called quartz-alunite ledges or ribs. These zones generally widen upwards from a narrower root or base and ribs intersected at Cerro Pelon to date appear to be up to 160m in depth. Given the flare / conical shape of these ledges, true widths vary depending on where drilling intersects them and the angle of drilling relative to the zone. Depth to mineralization in this new zone varies with drill holes in the western part intersecting mineralization very close to surface (within 10m) and the higher grades (in 15PEL012 and 15PEL020) occurring at approximately 90m vertical.

Exploration over the larger area has indicated potential for further quartz-alunite ledges along strike to the north. The exploration focus for the remainder of 2015 is to drill test the next 200m of strike length, with three rigs expected to complete approximately 3,000m drilling in this zone. Even further to the north, a large zone (approximately 700m by 150m) of massive silica outcrops and it is believed that fully-preserved (non-eroded) ledges may exist below this silica horizon. This zone will be the focus of Cerro Pelon exploration early in 2016.

Preliminary metallurgical test work indicates mineralization is very amenable to heap leaching. A portion of the results of this exploration drilling will be incorporated into the 2015 year-end mineral reserve and resource statement with the majority being incorporated into subsequent updates.

La Yaqui

At La Yaqui, three rigs mobilized early in 2015 to undertake an infill, condemnation and metallurgical drill program along with a large regional mapping and sampling program over an area totaling 4.3km2.

Following the completion of engineering drilling, mapping, and sampling, exploration step-out drilling commenced and has yielded encouraging results including two step-out holes 500m to the northeast of in-pit reserve mineralization as follows:

•	1.36 g/t Au over 117.40m (15YAQ058)

•	1.34 g/t Au over 64.00m (15YAQ061)

These intercepts are 100m apart and mineralization is open along strike. We believe this is a new zone of mineralization with potential to increase mineral resources and reserves at La Yaqui (see Figures 3 and 4). Follow-up drilling is underway around these intercepts and infilling the strike length between them and the in-pit reserve mineralization.

Mapping and sampling also indicated potential for mineralization along the silica ridge in a northwest direction from this new zone (see Figures 3 and 4). A preliminary drill program comprising widely spaced fences along this ridge was conducted. The aim was to penetrate through the silica horizon and test the vuggy-silica-altered material beneath. Some of these holes did not reach the required depths; however, a number of those that did have returned strong results. Highlights to date from this drilling include:

•	5.68 g/t Au over 15.20m (15YAQ064) (approximately 350m along strike from 15YAQ058)

•	2.03 g/t Au over 32.00m (15YAQ068) (approximately 750m along strike from 15YAQ058)

These results indicate ore-grade intercepts at distances of up to a 1.25km strike length from known in-pit mineralization and preliminary metallurgical test work indicates mineralization is amenable to heap leaching.

Follow up drilling will be required to fully assess the potential along this strike length and this will be conducted in a phased approach over the next 6-12 months. The next phase of drilling will include four rigs and approximately 6,600m of drilling planned over 33 holes by the end of 2015.

Further highlights from recent drilling completed at La Yaqui are presented in Table 2 at the end of this release.

Cerro Pelon and La Yaqui Project Background

Cerro Pelon and La Yaqui are located approximately 3km and 7km (straight line), respectively from the existing Mulatos operation. These deposits host a combined mineral reserve of 4.2 million tonnes grading 1.64 g/t Au, containing 220,400 ounces of gold. Both deposits are near surface, highly oxidized and amenable to open pit, heap leaching. Each project will operate with independent heap leach pads and portable crushing circuits and will not displace existing throughput capacity from the main Mulatos crushing circuit and heap leach pad. With a combined mineral reserve grade double the 2015 budget, these projects are expected to provide near term production growth at Mulatos while significantly reducing the overall cost profile.

Baseline work required for the environmental impact assessments (MIA) continues in parallel with the ongoing exploration program. In conjunction with the completion of the environmental baseline studies, the Company intends on performing further detailed economic analysis incorporating these latest exploration results. The MIA’s for both deposits are expected to be completed and submitted early in 2016. Production from La Yaqui and then Cerro Pelon is expected in 2017.

Qualified Persons

Aoife McGrath, M.Sc., M.AIG, Alamos’ Vice President, Exploration, who is a Qualified Person within the meaning of NI 43-101 (“Qualified Person”) has reviewed and approved the technical geological and exploration content of this news release. All field work is directly supervised and directed by Kristen Simpson, P.Geo., Alamos' Exploration Manager (Mulatos), a Qualified Person as defined by NI 43-101. Chris Bostwick F.AusIMM, Alamos’ Vice President, Technical Services and a Qualified Person under NI 43-101 has reviewed the engineering related technical content of this release. Drilling, sampling, QA/QC protocols and analytical methods for work areas in Mexico are as outlined in the NI 43-101 report titled, “Mulatos Project Technical Report Update” dated December 21, 2012, available on SEDAR (www.sedar.com).

About Alamos

Alamos is a Canadian-based intermediate gold producer with diversified production from three operating mines in North America. This includes the Young-Davidson mine in northern Ontario, Canada and the Mulatos and El Chanate mines in Sonora State, Mexico. Additionally, the Company has a significant portfolio of development stage projects in Mexico, Turkey, Canada and the United States. Alamos employs more than 1,300 people and is committed to the highest standards of sustainable development. The Company's shares are traded on the TSX and NYSE under the symbol "AGI".

FOR FURTHER INFORMATION, PLEASE CONTACT:

Scott K. Parsons
Vice President, Investor Relations
(416) 368-9932 x 5439

Cautionary Note

The TSX and NYSE have not reviewed and do not accept responsibility for the adequacy or accuracy of this release.

Cautionary Note

No stock exchange, securities commission or other regulatory authority has approved or disapproved the information contained herein. Certain statements in this presentation are “forward-looking statements”, including within the meaning of applicable Canadian securities legislation and the United States Securities Exchange Act of 1934, as amended. All statements other than statements of historical fact included in this news release are forward-looking statements based on forecasts of future results, estimates of amounts not yet determinable and assumptions of management that involve various risks and uncertainties.

Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as “expects” or “does not expect”, “is expected”, “anticipates” or “does not anticipate”, “plans”, “estimates” or “intends”, or stating that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved) are not statements of historical fact and may be “forward-looking statements.” Alamos cautions that forward-looking information involves known and unknown risks, uncertainties and other factors that may cause Alamos' actual results, performance or achievements to be materially different from those expressed or implied by such information, including, but not limited to, estimated reserves and resources or between actual and estimated metallurgical recoveries; costs of production; capital expenditure requirements; the costs and timing of construction and development of new deposits; and the success and viability of exploration and permitting activities.

The factors described or referred to in the section entitled “Risk Factors” in both Alamos Gold Inc.’s Annual Information Form for the year ended December 31, 2014 and the Annual Information Form for the year ended December 31, 2014 of AuRico Gold Inc., (each a predecessor to Alamos Gold Inc.), along with each of these entities’ subsequent public filings available on the SEDAR website at www.sedar.com, should be reviewed in conjunction with the information found in this news release. Although Alamos has attempted to identify important factors that could cause actual results, performance or achievements to differ materially from those contained in forward-looking information, there can be other factors that cause results, performance or achievements not to be as anticipated, estimated or intended. Readers should not place undue reliance on forward-looking information. The Company undertakes no obligation to reissue or update forward-looking statements or information as a result of new information or events after the date hereof except as may be required by law

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources
The Company is required to prepare its resource estimates in accordance with standards of the Canadian Institute of Mining, Metallurgy and Petroleum referred to in Canadian National Instrument 43-101 (NI 43-101). These standards are materially different from the standards generally permitted in reports filed with the United States Securities and Exchange Commission. This news release uses the terms "measured", "indicated" or "inferred” resources which are not recognized by the United States Securities and Exchange Commission.  The estimation of measured resources and indicated resources involve greater uncertainty as to their existence and economic feasibility than the estimation of proven and probable reserves. U.S. investors are cautioned not to assume that any part of measured or indicated resources will ever be converted into economically or legally mineable proven or probable reserves. The estimation of inferred resources may not form the basis of a feasibility or other economic studies and involves far greater uncertainty as to their existence and economic viability than the estimation of other categories of resources.

Figure 1: Cerro Pelon Project - Simplified Geology Map with Intercepts

Figure 2: Cerro Pelon Project - Conceptual Long Section (Looking West)

B'
B
Resource Potential
900m
15PEL049
41m @ 4.78 g/t Au
(from 12 to 53m)
B
Current Reserve
(200m)
B'
?
?
?
15PEL010
94m @ 2.46 g/t Au
(from 30 to 124m) and
23m @ 2.21g/t Au
(from 127 to 150m)
Drill Trace Au g/t
< 0.1
0.1 to 0.3
0.3 to 0.5
0.5 to 3
3 to 10
>= 10
15PEL020
35m @ 9.65 g/t Au
(from 157 to 192m)
15PEL012
50m @ 14.47 g/t Au
(from 157 to 207m)
Silica Massive
Vuggy Silica / Silicified Breccias

Figure 3: Greater Yaqui Project Area - Simplified Geology Map with Intercepts

Figure 4: Greater Yaqui Project Area - Conceptual Long Section (Looking NW)

A
A'
Resource Potential
Current Reserve
15YAQ058
117m @ 1.36 g/t Au
(from 128 to 245m)
15YAQ061 (trace shown as off-section)
64m @ 1.34 g/t Au
(from 156 to 220m)
A
A'
Granodiorite
Upper Dacite
Silica Massive
Vuggy Silica / Silicified Breccias
Lower Andesite
Drill Trace Au g/t
< 0.1
0.1 to 0.3
0.3 to 0.5
0.5 to 3
3 to 10
>= 10
200m

Table 1: Cerro Pelon - Select Composite Intervals
Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Azi / Dip	Final Depth (m)	Drill Type	From (m)	To (m)	Interval (m)	Au g/t
15PEL007	65 / -68	291	RC	157.00	201.20	44.20	0.50
				227.10	272.90	45.70	2.37
				243.90	246.90	3.00	6.40
15PEL008	63 / -53	139	DDH	5.60	31.40	25.90	0.78
				36.00	49.00	13.10	3.83
				70.30	86.00	15.70	3.18
15PEL010	63 / -79	234	DDH	30.10	124.30	94.20	2.46
				127.30	149.80	22.60	2.21
15PEL012	65 / -58	255	RC	157.00	207.30	50.30	14.47
15PEL020	60 / -58	216	DDH	156.80	191.30	34.60	9.65
15PEL021	66 / -75	335	RC	187.50	205.80	18.30	0.84
				216.50	230.20	13.70	1.17
15PEL024	66 / -43	267	RC	214.90	251.50	36.60	0.69
15PEL028	60 / -77	364	RC	1.50	38.10	36.60	1.85
15PEL031	64 / -66	277	RC	13.70	32.00	18.30	0.58
				38.10	53.40	15.20	4.07
				79.30	97.60	18.30	2.24
15PEL035	197 / -64	92	DDH	13.10	35.60	22.60	0.66
15PEL039	175 / -65	86	DDH	10.10	55.50	45.40	0.84
15PEL044	244 / -55	244	RC	173.80	186.00	12.20	2.83
15PEL048	241 / -62	366	RC	38.10	88.40	50.30	0.72
15PEL049	72 / -73	93	RC	12.20	53.40	41.10	4.78
				Incl. 22.90	30.50	7.60	9.02
15PEL050	73 / -44	296	RC	6.10	41.20	35.10	3.94
				198.20	218.00	19.80	0.88
				228.70	256.10	27.40	1.55
15PEL054	73 / -85	123	RC	25.90	35.10	9.20	4.24
				39.60	61.00	21.30	1.56
15PEL055	245.4 / -86	300	RC	68.60	105.20	36.60	0.75
15PEL058	015 / -38	169	RC	100.60	118.90	18.30	4.26
15PEL061	040 / -46	2564	RC	169.20	190.60	21.30	1.20
				193.60	219.50	25.90	0.53

Table 2: La Yaqui - Select Composite Intervals from Exploration Drilling
Intercepts calculated at a 0.3 g/t cut-off. Minimum width of 3 m and maximum internal waste of 1.55 m.

Hole ID	Azi / Dip	Final Depth (m)	Drill Type	From (m)	To (m)	Interval (m)	Au g/t
15YAQ001	184 / -63	102	RC	0.0	32.00	32.00	2.37
	134 / -46	107	RC	0.0	32.00	32.00	2.59
	121 / -63	101	RC	0.0	24.40	24.40	2.37
15YAQ004	279 / -64	52	RC	0.0	24.40	24.40	2.16
	312 / -39	69	RC	0.0	56.40	56.40	1.03
	198 / -63	56	RC	0.0	36.60	36.60	0.87
15YAQ007	314 / -51	50	RC	0.0	29.00	29.00	1.44
	117 / -51	84	RC	0.0	48.80	48.80	3.60
				incl. 4.6	10.70	6.10	7.93
				& incl. 24.4	29.00	4.60	11.40
15YAQ009	331 / -50	50	RC	0.0	16.80	16.80	1.40
	146 / -54	52	RC	0.0	30.50	30.50	1.04
15YAQ011	165 / -44	49	RC	0.0	35.10	35.10	0.86
15YAQ012	214 / -78	63	RC	0.0	21.30	21.30	1.23
15YAQ016	130 / -44	81	RC	0.0	25.90	25.90	2.72
				incl. 6.1	9.20	3.10	8.59
	160 / -44	84	RC	0.0	51.80	51.80	1.74
				incl. 6.1	9.20	3.10	6.85
15YAQ020	139 / -35	90	RC	0.0	19.80	19.80	1.03
15YAQ023	302 / -82	101	RC	0.0	32.00	32.00	2.05
15YAQ024	265 / -50	79	RC	0.0	65.50	65.50	1.91
				incl. 21.3	30.50	9.10	6.75
15YAQ025	212 / -58	59	RC	0.0	53.40	53.40	2.02
15YAQ027	87 / -85	117	RC	0.0	18.30	18.30	2.38
	317 / -44	73	RC	0.0	35.10	35.10	2.92
	185 / -60	254	DDH	31.6	52.00	20.40	1.17
15YAQ058	170 / -69	395	RC	128.1	245.40	117.40	1.36
	275 / -80	294	RC	108.2	112.80	4.60	0.81
				117.4	122.00	4.60	0.56
				146.3	152.40	6.10	0.44
				155.5	219.50	64.00	1.34
15YAQ064	100 / -60	157	RC	86.9	102.10	15.20	5.68
				incl. 88.4	93.00	4.60	16.65
15YAQ068	280 / -60	212	RC	96.0	128.10	32.00	2.03